SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	June	2010
Commission File Number	001-31395
Canadian Superior Energy Inc.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News release, dated June 3, 2010.

Document 1

For Immediate Release	June 3, 2010

CANADIAN SUPERIOR ENERGY UPDATES 2010
OPERATIONAL PLANS, ACTIVITIES AND RESULTS

CALGARY, ALBERTA--(Marketwire – June 3, 2010) - Canadian Superior Energy Inc. ("Canadian Superior" or the "Company") (TSX:SNG) (NYSE Alternext US:SNG) issued today an update on its operational plans, activities and results.

Highlights

•
After declining to a Q1 average of 2,779 boe/d, Company production increased to 3,127 boe/d for the week ending May 19, under-pinned by a significant oil and gas discovery in the Eaglesham Wabamun trend, which came online in May producing 2.4 mmcf/d and 100 bbls/d.

•
Highlighting management’s expectation that production growth will continue in Q3, in early May the Company began completion and/or tie-in operations on 23 previously-suspended wells, including a new well at Westerose testing from combined Mannville-Glauc-Ellerslie zones at a combined rate exceeding 4 mmcf /d.

•
Particularly encouraging from the winter program is a nearly 25% increase to the Company’s daily liquids production, highlighting the potential management sees for positive near-term growth in Company-wide oil and condensate production.

•
In Tunisia, the Company signed a rig commitment agreement to take operational possession of the ENSCO 105 jack-up rig during the fourth quarter of 2010 for drilling the Zarat 1-North appraisal well on the 7th of November Block.

•	In Trinidad, the Company began evaluation of 7 new offshore lease blocks that will be offered for bid in August.

•
The Liberty LNG regassification project is on budget and moving forward with submission of a construction permit planned for late August of this year. The Company continues to pursue possible joint ventures related to this project.

1

Second Half 2010 Plans and Strategy

Western Canada

The Company is committed to increasing shareholder value on its nearly 400,000 gross acres of Western Canada holdings, with strong emphasis on growing high-value oil and condensate production. After a thorough review of these assets, management has identified an extensive list of behind-pipe, infill and step-out locations capable of supporting a multi-year development and growth program. The latter half of 2010 is expected to mark the beginning of a substantial increase in Western Canada development and exploration activity, with a three-part strategy focused on core properties at Drumheller, Kaybob-Windfall and Boundary Lake-Eaglesham:

•
Development of high value, low-risk/low-finding and development costs behind-pipe and infill reserves to increase cash flow in support of our Canada and international growth programs, and to increase the value of proved and probable reserves (gas-oriented).  Management has identified approximately 60 locations that will be targeted in 2010 and during the first half of 2011, with potential for adding 1,600 boe/d in new production.

•
Growth in liquids production through re-development of existing oil pools, with a focus on the Mannville “I” pool at Drumheller.  Included in this program are plans for re-stimulating low-rate or suspended wells, infill drilling using horizontal wells and multi-stage frac technology, and initiation of a waterflood program.

•
Growth in liquids production through exploration for and exploitation of oil resource plays on existing lands.  Included in this program are “proof-of-concept” re-entry’s of suspended wells owned by the Company, followed by infill and step-out drilling where successful.

International

The Company is committed to capturing the high-impact growth potential of its Tunisia/Libya and Trinidad/Tobago offshore oil and gas assets, and its Liberty Natural Gas LNG project on the US East Coast.  Proposed plans for 2010 and the first half of 2011 include:

•	Drilling of the Zarat 1-North appraisal well (offshore Tunisia) in late Q4, with potential for significant value and reserve additions given success.

•	Participation in development plans for our offshore Trinidad assets as commissioned by our Operator partner for the block.

•	Submission of construction permits by Liberty Natural Gas with respect to the Liberty LNG regassification project expected by late August, 2010.

2

Canadian Superior Energy Inc. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas and in the development of a liquefied natural gas (“LNG”) project.  Its operations are located offshore Trinidad and Tobago, Western Canada, North Africa, and offshore Eastern United States.  See Canadian Superior’s website at www.cansup.com to review further detail on Canadian Superior’s operations.

Boe Presentation – Production information is commonly reported in units of barrel of oil equivalent ("boe").  For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil.  This conversion ratio of 6:1 is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Such disclosure of boes may be misleading, particularly if used in isolation.  Readers should be aware that historical results are not necessarily indicative of future performance.

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward -looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Such statements include, among others, those concerning the Company's anticipated operational plans and activities including our development and exploration program in Western Canada, the exploration, development and drilling programs in Trinidad and in Tunisia and Libya, future construction plans and the submission of construction permits at the Liberty LNG regassification project, the expected continued production growth and strategy of the Company, and the expectation of successful future results.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, operating conditions, management's expectations regarding future growth, plans for and result of drilling activity, availability of capital, and capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates, the uncertainty of estimates and projections in relation to production, risks affecting the Company's ability to execute projects and market oil and natural gas, risks inherent in operating in foreign jurisdictions, the ability to attract key personnel, including the hiring of a Chief Executive Officer, and the inability to raise additional capital. Additional assumptions and risks are set out in detail in the Company’s Annual Information Form, available on SEDAR at www.sedar.com., and the Company's annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release is as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information except as required by law.

3

For Further Information Please Contact:

Canadian Superior Energy Inc.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.cansup.com

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SUPERIOR ENERGY INC.
(Registrant)
Date:	June 4, 2010	By:	/s/ Robb Thompson
			Name:	Robb Thompson
			Title:	Chief Financial Officer